

07001773


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APR 23 2007
WASH, D.C.
186
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,OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39552

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 1, 2006 (MM/DD/YY) AND ENDING February 28, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foster Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7860 Mission Center Ct., #208
(No. and Street)

San Diego, (City) California (State) 92108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald R. Foster 619-299-2113
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 24 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald R. Foster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foster Securities, as of February 28, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT 4/2/07

Title

Notary Public


DAVID J. GANZER
Commission # 1416462
Notary Public - California
San Diego County
My Comm. Expires May 6, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - FEBRUARY 28, 2007

FOSTER SECURITIES
7860 MISSION CENTER COURT #208
SAN DIEGO, CALIFORNIA 92108

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Foster Securities
San Diego, California

I have audited the accompanying statement of financial condition of Foster Securities, as of February 28, 2007 and the related statements of operations changes in shareholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of Foster Securities' management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Foster Securities as of February 28, 2007 and the results of its operation, cash flows and shareholder's equity for the year then ended in conformity with the United States of America generally accepted accounting principles.



George Brenner, C.P.A.

Los Angeles, California
April 17, 2007

FOSTER SECURITIES
STATEMENT OF FINANCIAL CONDITION
FEBRUARY 28, 2007

ASSETS

Cash	
Checking	$ 13,476
Savings	494,465
TOTAL CASH	507,941
Commissions Receivable	6,754
Inventory - Equities Securities, at market value, including cash of $10,387	508,757
Property and Equipment (including depreciation of $38,190)	451
Deposit	2,198
Current deferred tax benefit	3,100
TOTAL ASSETS	$ 1,029,201

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Accounts Payable	$ 4,000
Accrued Liabilities	1,750
Payroll Taxes	14,724
Income Tax Payable - Current	9,500
TOTAL LIABILITIES	29,974
Shareholder's Equity	
Capital Stock - Common (Authorized 100,000 issued and outstanding 40,000 at $1 share)	40,000
Paid-in Capital	4,644
Retained Earnings	954,583
TOTAL SHAREHOLDER'S EQUITY	999,227
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,029,201

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED FEBRUARY 28, 2007

REVENUES		
Commissions		$ 300,792
DIRECT COSTS		
Clearing House Charges	$ 28,783	
Commissions	21,090	
		49,823
NET OPERATING REVENUE		250,969
OTHER INCOME (LOSS)		
Unrealized gains (loss)	$(101,968)	
Interest and dividends	16,421	
Realized gains (losses)	95,578	
Investment advisory fees	2,595	
		12,626
GROSS REVENUE NET OF DIRECT COSTS		263,595
OPERATING EXPENSES - SCHEDULE, Page 11		264,126
INCOME (LOSS)BEFORE TAX BENEFIT		(531)
BENEFIT FOR TAXES ON INCOME		52,241
NET INCOME		$ 51,710

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED FEBRUARY 28, 2007

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, February 28, 2006	$ 40,000	$ 4,644	$ 902,873	$ 947,517
Net Income (Loss)	----	----	51,710	51,710
Balance, February 28, 2007	$ 40,000	$ 4,644	$ 954,583	$ 999,227

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED FEBRUARY 28, 2007

OPERATING ACTIVITIES

Net income	$ 51,710
Depreciation	1,056
Adjustments to reconcile net income to net cash provided by operating activities:	
Commissions receivable	33,690
Prepaid rent	2,056
Lease deposit	(175)
Current deferred tax benefit	(3,100)
Income tax payable	(116,150)
Accounting fee payable	950
Payroll taxes	13,558
NET CASH REQUIRED BY OPERATING ACTIVITIES	(16,405)
INVESTMENT ACTIVITIES – Sale of Stocks/Bonds	453,963
FINANCING ACTIVITIES	--
INCREASE IN CASH	437,558
Cash: Beginning of the year	70,383
Cash: End of the year	$ 507,941
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid for interest	$ --
Cash paid for income taxes	$ 68,571

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2007

NOTE – 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company, Foster Securities, located in San Diego, California, is a broker-dealer registered with the Securities and Exchange Commission (SEC) under Rule 15c3-1 (K)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company became qualified to do business in California on February 23, 1990. To date, its principal and only office is located in San Diego, California.

The Company marks its inventory and investment securities to market value and records the related unrealized gain or loss.

Revenue is recognized on a trade basis for transactions in the Company's securities and on a settlement date basis for transactions executed for the Company's clients.

NOTE – 2 NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the computation of net capital requirements pursuant to Rule 15c3-1 (page 8).

NOTE – 3 INCOME TAXES

The Company files its Federal and State tax returns on the cash basis of accounting. The benefit for income taxes is as follows:

CURRENT PROVISION (BENEFIT)

Federal	$ 5,062
State	4,647
Total	9,709
Deferred taxes	(61,950)
Total	$(52,241)

Deferred tax benefits apply principally to an unrealized loss in the Company's investment account.

NOTE – 4 LEASE

Foster Securities moved its office in November 2006. A 12 month lease was entered into with Esquiline, Inc. The remaining commitment to the current lease agreement is as follows:

March 2007 – October 2007	$ 8,792

NOTE – 5 USE OF ESTIMATES

The preparation of financial statements in conformity with the generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE – 6 EXEMPTION FROM THE SEC RULE 15C-3

Foster Securities is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore; Foster Securities is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K(2)(ii).

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph K(2)(ii).

NOTE – 7 CASH

Cash balances are:

Checking	$ 13,476
Savings	494,465
	$507,941

Bank accounts are insured up to $100,000

FOSTER SECURITIES
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
FEBRUARY 28, 2007

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 999,227
Less non allowable assets - Schedule - Page 9	(5,749)
Less haircuts – Schedule – Page 9	(88,932)
NET CAPITAL	$ 904,546
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net capital required 6-2/3 of total liabilities	$ 1,999
Minimum dollar net capital required	$ 100,000
Net Capital required greater of above amounts	$ 100,000
EXCESS CAPITAL	$ 804,546
Excess capital at 1000% (net capital) less 10% of aggregate indebtedness	$ 901,548
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities (from statement of financial condition)	$ 29,974
Percentage of aggregate indebtedness to net capital	3%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c3-1(d)	NA

RECONCILIATION

The following is a reconciliation, as of February 28, 2007 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

Unaudited Net Capital	$ 904,546
Adjustments	--
Audited Net Capital	$ 904,546

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
NON ALLOWABLE ASSETS
FEBRUARY 28, 2007

NON ALLOWABLE ASSETS:

Property and equipment	$ 451
Current deferred tax benefit	3,100
Deposit	2,198
	$ 5,749

HAIRCUTS:

Money Market	$ 208
Trading and Investment Securities	74,755
Undue Concentration	13,969
	$ 88,932

RECONCILE AGGREGATE INDEBTEDNESS

Unaudited A.I	$ 25,973
Accounts payable	4,000
Rounding	1
Audited A.I.	$ 29,974

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Foster Securities
San Diego, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended February 28, 2007 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



George Brenner, C.P.A.

Los Angeles, California
April 17, 2007

FOSTER SECURITIES
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED FEBRUARY 28, 2007

EXPENSES

Auto expense	$ 5,690
Bank charges	121
Cable TV	360
Client gifts	466
Depreciation	1,056
Donations	1,375
Insurance	1,732
Internet	1,217
Meals & entertainment	5,413
Medical	3,702
Miscellaneous expense	8,553
Office supplies & expense	13,609
Payroll	161,558
Payroll taxes	11,662
Professional fees	17,533
Publications & dues	1,790
Rent - office	21,481
Taxes & licenses	328
Telephone & fax	3,090
Travel	2,832
Utilities	558
TOTAL OPERATING EXPENSES	**$264,126**

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Foster Securities
San Diego, California

In planning and performing my audit of the financial statements and supplemental schedules of Foster Securities (the "Company") for the year ended February 28, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Foster Securities
San Diego, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at February 28, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



George Brenner, C.P.A.

Los Angeles, California
April 17, 2007

END